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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------


                                   F O R M 6-K

           REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
                15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of July 2004

                           MAGAL SECURITY SYSTEMS LTD.
                              (Name of Registrant)


                P.O. Box 70, Industrial Zone, Yahud 56100 Israel
                     (Address of Principal Executive Office)

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F   X    Form 40-F __

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):__


         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):__

         Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                    Yes __ No X

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________

         This Report on Form 6-K is incorporated by reference into the Registrant's Form F-3 Registration Statement File No. 333-9050.

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                           Magal Security Systems Ltd.



6-K Items

1. Press Release re Magal Announces Annual General Meeting Results dated July 29, 2004.

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                                                                          ITEM 1

Press Release                                Source: Magal Security Systems Ltd.

Magal Announces Annual General Meeting Results

Thursday July 29, 4:56 am ET

YAHUD, Israel, July 29 /PRNewswire-FirstCall/ -- Magal Security Systems, Ltd. (NASDAQ NM: MAGS; TASE: MAGS), announced today that at the Annual General Meeting of Shareholders that took place today, an interim cash dividend in the amount of $0.05 per ordinary share, that was paid to shareholders of record as of January 12, 2004, was approved and an additional 5% share dividend to shareholders of record as of July 29, 2004 was declared as a final dividend for the year ended December 31, 2003.

The ex-dividend date for the 5% share dividend for the ordinary shares traded on the Nasdaq Stock Market is July 27, 2004 and on the TASE the ex-dividend date is August 1, 2004. The share dividend will be payable on August 9, 2004.

At the same meeting, the following directors were re-elected to the board: Jacob Even-Ezra, Izhar Dekel, Nathan Kirsh, Jacob Nuss and Jacob Perry. In addition, Mr. Zeev Livne was elected as a director and Mr. Shaul Kobrinski and Ms. Anat Weiner were elected as external directors.

The Company also announced that all other matters on the agenda on the notice of annual general meeting of shareholders were approved.

About Magal Security Systems, Ltd.:

Magal Security Systems Ltd. (Magal) is engaged in the development, manufacturing and marketing of computerized security systems, which automatically detect, locate and identify the nature of unauthorized intrusions. Magal also supplies video monitoring services through Smart Interactive Systems, Inc., a subsidiary established in the U.S. in June 2001. The Company's products are currently used in more than 70 countries worldwide to protect national borders, airports, correctional facilities, nuclear power stations and other sensitive facilities from terrorism, theft and other threats. Israeli-based Magal has subsidiaries in the U.S., Canada, the U.K., Germany, Romania, Mexico and an office in China.

Revenues for fiscal year 2003 were US$59 million, with net income of US$2.4 million.

Magal trades under the symbol MAGS in the U.S. on the Nasdaq National Market since 1993 and in Israel on the Tel-Aviv Stock Exchange (TASE) since July 2001.

This press release contains forward-looking statements, which are subject to risks and uncertainties. Such statements are based on assumptions and expectations which may not be realized and are inherently subject to risks and uncertainties, many of which cannot be predicted with accuracy and some of which might not even be anticipated. Future events and actual results, financial and otherwise, may differ from the results discussed in the forward-looking statements. A number of these risks and other factors that might cause differences, some of which could be material, along with additional discussion of forward-looking statements, are set forth in the Company's Annual Report on Form 20-F filed with the Securities and Exchange Commission.

Contacts:

    Magal Security Systems, Ltd           Gal Investor Relations
    Raya Asher, CFO                       Ehud Helft, Investor Relations
    Tel: +972-3-5391444                   Tel: +1-866-704-6710
    Fax: +972-3-5366245                   Tel (Intl): +972-3-6074717
    E-mail: magalssl@trendline.co.il      E-mail: Ehud.Helft@galir.com,
                                                  Kenny.Green@galir.com





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                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            MAGAL SECURITY SYSTEMS LTD.
                                                (Registrant)



                                            By: /s/Jacob Even-Ezra
                                                ------------------
                                                Jacob Even-Ezra
                                                Chairman of the Board and
                                                Chief Executive Officer



Date:  July 30, 2004